EXHIBIT 12.1
Century Aluminum Company
Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

						Nine months ended September 30,
	Year Ended December 31,
	2010	2011	2012	2013	2014	2015

Earnings as Defined in Regulation S-K:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	$67,546	$22,239	$(29,323)	$(39,844)	$143,477	$(6,094)
Add:
Fixed charges	25,625	23,699	24,030	23,091	22,015	16,830
Distributed income of equity investees	—	3,056	6,622	—	—	—
Subtract:
Interest capitalized	(306)	(531)	(333)	(94)	(268)	(288)
Earnings	$92,865	$48,463	$996	$(16,847)	$165,224	$10,448
Fixed Charges as Defined in Regulation S-K:
Interest expensed and capitalized	$23,540	$21,599	$21,914	$21,601	$20,950	$16,012
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,085	2,100	2,116	1,490	1,065	818
Total Fixed Charges	$25,625	$23,699	$24,030	$23,091	$22,015	$16,830
Ratio of Earnings to Fixed Charges	3.62	2.04	0.04	-0.73	7.51	0.62
Dollar amount of the deficiency	—	—	23,034	39,938	—	6,383
During the period presented, we have not paid any dividends on preferred equity securities. Therefore, the ratio of earnings to combined fixed charges and preferred dividend requirements is the same as the ratio of earnings to fixed charges for the periods presented.